UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021 (No. 1)

Commission File Number 001-37846

QUOIN PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___________

EXPLANATORY NOTE

Unaudited Interim Financial Statements as of, and for the period ended, June 30, 2021 and Related Management’s Discussion and Analysis of Financial Condition and Results of Operations

On November 23, 2021, Quoin Pharmaceuticals, Inc. (“Quoin”), a wholly-owned subsidiary of Quoin Pharmaceuticals Ltd. (the “Company”), issued unaudited interim financial statements as of, and for the period ended, June 30, 2021, together with the related Quoin’s Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated by reference herein.

Appointment of Chief Financial Officer

Effective as of November 1, 2021, the Board of Directors (the “Board”) of the Company appointed Gordon Dunn as the Chief Financial Officer.

Mr. Dunn, 57, has over 30 years of finance experience. He served as Chief Financial Officer of Qured, a UK-based healthcare provider, from March 2020 to October 2021, and as Chief Financial Officer of U-Research, an online company information platform, from July 2017 to March 2020. Mr. Dunn also served as Chief Financial Officer of Anton Corporation, a film and media finance company, from September 2016 to July 2017, and as Chief Financial Officer of Innocoll AG from 2012-2016. Prior these roles, he had deep experience in investment banking and private equity, serving as Portfolio Manager of NewSmith Asset Management, a private equity fund from 2004 to 2014, and as Director of Investment Banking and Co-Head of Private Equity at Merrill Lynch, in addition to other roles, from 1994 to 2003.

Agreement with Chief Financial Officer

Pursuant to the Employment Agreement, dated November 1, 2021, between Mr. Dunn and Quoin, Mr. Dunn is entitled to an annual base salary of $360,000. In addition, Mr. Dunn is entitled to receive (i) a signing bonus equal to one-twelfth of his annual base salary, and (ii) subject to employment by Quoin on the applicable date of bonus payout, an annual target discretionary bonus of not less than 30% of his annual base salary, payable at the discretion of the Board, which will be prorated for 2021. Upon the Company’s adoption of a stock option plan, the Company will grant an option to Mr. Dunn to purchase ordinary shares of the Company, with $1.25 million grant date value, subject to the terms of such plan. Mr. Dunn is also eligible to receive healthcare benefits as may be provided from time to time by Quoin to its employees generally and paid time off annually in accordance with Quoin’s policies in effect from time to time.

The foregoing description of the Employment Agreement with Mr. Dunn does not purport to be complete and is qualified in its entirety by reference to the complete text of such Employment Agreement, attached hereto as Exhibit 10.1 and incorporated by reference herein.

Executive Compensation

Effective as of November 9, 2021, the Board approved amendments to employment agreements with Michael Myers, the Company’s Chief Executive Officer, and Denise Carter, the Company’s Chief Operating Officer, to provide for their annual base salaries of $555,000 and $440,000, respectively. The Board also approved target discretionary bonuses of not less than 45% of Mr. Myers’, Ms. Carter’s and Mr. Dunn’s respective annual base salaries. In addition, the Board granted a transaction bonus of 36% of each of Mr. Myers’ and Ms. Carter’s annual base salaries related to the completion of the merger and private placement transactions discussed in the attached financial statements and related MD&A.

Research Agreement

Effective as of November 1, 2021, Quoin entered into a Research Agreement (the “Research Agreement”) with Queensland University of Technology, Australia, to collaborate on the project related to the treatment of Netherton Syndrome.

The foregoing description of the Research Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such Research Agreement, attached hereto as Exhibit 10.2 and incorporated by reference herein.

License and Supply Agreements

Quoin entered into (i) a License and Distribution Agreement, dated as of November 5, 2021 (the “AFT License Agreement”), and (ii) a Supply Agreement, dated as of September 15, 2021 (the “AFT Supply Agreement”), with AFT Pharmaceuticals Ltd., a New Zealand company (“AFT”). Under the terms of the AFT License Agreement, AFT has exclusive rights to commercialize pharmaceutical product QRX003 (the “Product”) in Australia and New Zealand, upon the receipt of regulatory approvals in both territories. Upon approval and launch of the Product, Quoin will be entitled to a 20% royalty on net sales of the Product in Australia and New Zealand. Under the AFT Supply Agreement, Quoin is obligated to manufacture and supply the Product to AFT.

The foregoing description of the AFT Research Agreement and the AFT Supply Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements, attached hereto as Exhibits 10.3 and 10.4, respectively, and incorporated by reference herein.

Quoin entered into (i) a License and Distribution Agreement (the “Genpharm License Agreement”) and (ii) a Supply Agreement (the “Genpharm Supply Agreement”), each dated as of November 7, 2021, with Genpharm Services FZ LLC, a United Arab Emirates company (“Genpharm”). Under the terms of the Genpharm License Agreement, Genpharm has exclusive royalty-free rights to commercialize the Product in the Middle East and North Africa region, upon the receipt of regulatory approvals in both territories. Under the Genpharm Supply Agreement, Quoin is obligated to manufacture and supply the Product to Genpharm.

The foregoing description of the Genpharm Research Agreement and the Genpharm Supply Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements, attached hereto as Exhibits 10.5 and 10.6, respectively, and incorporated by reference herein.

The information in this Form 6-K, including the exhibit hereto, shall be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230), on Form F-3 (Registration No. 333-219614) and on Form F-1 (Registration No. 333-229083).

Exhibits

Exhibit No.	Exhibit
10.1	Employment Agreement with Gordon Dunn
10.2	Research Agreement with Queensland University of Technology, Australia
10.3	License and Distribution Agreement with AFT Pharmaceuticals Ltd.
10.4	Supply Agreement with AFT Pharmaceuticals Ltd.
10.5	License and Distribution Agreement with Genpharm Services FZ LLC
10.6	Supply Agreement with Genpharm Services FZ LLC
99.1	Unaudited Interim Financial Statements as of, and for the period ended, June 30, 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of, and for the period ended, June 30, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2021	QUOIN PHARMACEUTICALS LTD.

	By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer